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                              December 26, 2023

       Howard Doss
       Chief Financial Officer
       PowerUp Acquisition Corp.
       188 Grand Street, Unit #195
       New York, NY 10013

                                                        Re: PowerUp Acquisition
Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 21,
2023
                                                            File No. 001-41293

       Dear Howard Doss:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 1A. Risk Factors, page 22

   1. We note your disclosure that were you considered to be a foreign person, any proposed business combination
between the Company and a U.S. business engaged in a regulated industry or which may
affect national security could be subject to foreign ownership restrictions and/or
CFIUS review which could impact your ability to complete your initial business combination.
Please further expand your disclosures, to clearly state
                                                        whether your sponsor
is, is controlled by, or has substantial ties with a non-U.S. person so that investors have the
necessary context to assess the risk you disclose.
 Howard Doss
FirstName LastNameHoward
PowerUp Acquisition  Corp. Doss
Comapany26,
December  NamePowerUp
              2023        Acquisition Corp.
December
Page 2    26, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction